Exhibit 23.2
Our File Reference: 251838
May 1, 2009
Oilsands Quest Inc.
Re: Oilsands Quest Inc. — Prospectus Supplement dated April 30, 2009
We are acting on behalf of Oilsands Quest Inc. (the “Corporation”) in connection with a prospectus supplement dated April 30, 2009 (the “Prospectus Supplement”) to the base prospectus dated November 7, 2007 included in the Corporation’s Registration Statement on Form S-3ASR (File No. 333-147200), relating to the qualification for distribution of units (“Units”) of the Corporation, each Unit comprised of one common share of the Corporation and one-half of one common share purchase warrant.
We hereby consent to the use of our name, Macleod Dixon llp, under the heading “Legal Matters” and to the use of our name and opinions under the headings “Eligibility for Investment” and “Certain Income Tax Considerations — Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement.
Sincerely,
MACLEOD DIXON llp
(Signed) “Macleod Dixon llp”